Exhibit 19.1

MICROBOT MEDICAL INC.

BLACKOUT PERIOD AND TRADING WINDOW POLICY

This Blackout Period and Trading Window Policy (this “Policy”) is designed to supplement and complement the Corporate Code of Ethics and Conduct, as it may be amended or replaced from time to time (the “Code”) of Microbot Medical Inc. (the “Company”), including but not limited to Section 3.b of the Code relating to the Company’s insider trading policy.

The Company has determined that all officers, directors and all other employees of, or consultants or contractors to, the Company or its subsidiaries, as well as their immediate families, and members of their households (“Insider(s)”), directly or indirectly, shall be prohibited from buying, selling or otherwise effecting transactions in any stock or other securities of the Company or derivative securities thereof EXCEPT beginning at the open of market after the second full trading day following the public release of the Company’s financial results for the preceding fiscal period, and ending at the close of market on the last full trading day prior to the start of the last fourteen (14) calendar days of the third month of the current quarter (the “Open Window”). The prohibition on trading in Company securities by Insiders at all times other than the Open Window is designed to prevent any inadvertent trading by such persons in the Company’s securities during times when there may be material financial information about the Company that has not been publicly disclosed.

Notwithstanding the foregoing, even during the Open Window, any person possessing material nonpublic information should not engage in any transactions in the Company’s securities until the beginning of the trading day following the date of public disclosure of such material nonpublic information.

In addition, the Company, through its general counsel, corporate secretary or compliance officer (or personnel holding substantially equivalent role(s); the “Compliance Officer”), may authorize longer or additional trading windows in which buying, selling or otherwise effecting transactions in the Company’s securities shall be permitted pursuant to this Policy as if it were the “Open Window.” Similarly, the Company, through the Compliance Officer, may impose special black-out periods during which certain persons will be prohibited from buying, selling or otherwise effecting transactions in any stock or other securities of the Company or derivative securities thereof, even though the trading window would otherwise be open. If a special black-out period is imposed, the Company will notify affected individuals, who should thereafter not engage in any transaction involving the purchase or sale of the Company’s securities and should not disclose to others the fact of such suspension of trading.

Every Insider shall advise the Compliance Officer in writing before he or she effects any transaction in the Company’s securities. The Compliance Officer shall advise such Insider whether the proposed transaction is permissible under this Policy and the Code by making the appropriate indication to such Insider.

The Company permits all directors, officers and other employees to adopt trading plans in accordance with Securities and Exchange Commission Rule 10b5-1(c) (17 C.F.R. §240.10b5-1(c)) and otherwise pursuant to the Company’s procedure for adopting such a trading plan (a “10b5-1 trading plan”). The restrictions on trading set forth in this Policy shall not apply to trades made pursuant to a 10b5-1 trading plan.

The exercise of stock options under the Company’s equity incentive plan(s) with a cash payment of the exercise price is exempt from this Policy, since the other party to these transactions is the Company itself and the price does not vary with the market, but is fixed by the terms of the option agreement. This exemption does not apply to the sale of any shares issued upon such exercise and it does not apply to a cashless exercise of options, which is accomplished by a sale of a portion of the shares issued upon exercise of an option.